November 14, 2018

Jim A. Swanson
Senior Vice President, Chief Financial Officer
Columbia Sportswear Company
14375 Northwest Science Park Drive
Portland, Oregon 97229

       Re: Columbia Sportswear Company
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 22, 2018
           Form 8-K Filed October 25, 2018
           File No. 0-23939

Dear Mr. Swanson:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 29

1. Please disclose the business reasons for changes between periods in each segment's income from operations, as well as unallocated corporate expenses shown in Note 18 of your financial statements. In circumstances where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. In addition, it appears that the United
      States segment has had consistently greater segment income margins than the other segments during the periods presented, while EMEA has had consistently lower margins
 Jim A. Swanson
Columbia Sportswear Company
November 14, 2018
Page 2
         than the other segments. Disclose the reasons why and whether you expect these trends to continue. Refer to Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.
Form 8-K Filed October 25, 2018

Item 2.02 - Results of Operations and Financial Condition, page 2

2. You present full non-GAAP income statements when reconciling non-GAAP measures to the most directly comparable GAAP measures. Please tell us how you considered the guidance in Question 102.10 of the Non-GAAP Financial Measures Compliance and
         Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Angela Lumley at (202) 551-3398 or Rufus Decker at
(202) 551-3769,
if you have any questions.



                                                            Sincerely,
FirstName LastNameJim A. Swanson
                                                            Division of
Corporation Finance
Comapany NameColumbia Sportswear Company
                                                            Office of
Beverages, Apparel and
November 14, 2018 Page 2                                    Mining
FirstName LastName